SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          General Kinetics Incorporated
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
                         (Title of Class of Securities)

                                    37017210
                                 (CUSIP Number)

                              Larry M. Heimendinger
                              Manassas Partners LLC
                                4256 Beck Avenue
                              Studio City, CA 91604
                                 (818) 752-4587
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2003
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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    CUSIP No. 37017210                  13D                   Page 2 of 8 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON

      Manassas Partners LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                  (b) [  ]
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC (see Item 3)
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                    [  ]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
        NUMBER OF                  7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                      0
      OWNED BY EACH              ----------------------------------------------
        REPORTING                  8     SHARED VOTING POWER
       PERSON WITH
                                         11,600,000 (see Item 5)
                                 ----------------------------------------------
                                   9     SOLE DISPOSITIVE POWER

                                         0
                                 ----------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         11,600,000 (see Item 5)
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,600,000 (see Item 5)
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES[  ]
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      63.3%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      00
-------------------------------------------------------------------------------


                               Page 2 of 8 Pages

--------------------------------------------------------------------------------
    CUSIP No. 37017210                  13D                    Page 3 of 8 Pages
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON

      Larry M. Heimendinger

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                  (b) [  ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      AF (see Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                    [  ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
        NUMBER OF                    7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                        146,875
      OWNED BY EACH                ---------------------------------------------
        REPORTING                    8     SHARED VOTING POWER
       PERSON WITH                         11,600,000 (see Item 5)
                                   ---------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           146,875
                                   ---------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           11,600,000 (see Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,746,875 (see Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES[  ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      63.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


                               Page 3 of 8 Pages

Item 1.       Security and Issuer.

      This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.25 per share (the "Common Stock"), of General Kinetics Incorporated, a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10688-D Crestwood Drive, Manassas, Virginia 20109.

Item 2.       Identity and Background.

      (a) - (c) This Statement is being filed on behalf of Manassas Partners LLC ("Manassas") and Larry M. Heimendinger (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A copy of the Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit
99. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock other than the shares of Common Stock owned of record, if any, by such Reporting Person. The filing of this Statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

      Manassas is a Delaware limited liability company whose principal business has been to acquire convertible debentures of the Issuer referred to herein.

      Mr. Heimendinger is the sole managing member of Manassas and is the Chairman of the Board of Directors of the Issuer.

      The business address of each of the Reporting Persons is c/o Manassas Partners LLC, 4256 Beck Avenue, Studio City, California 91604.

      (d) - (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Heimendinger is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

      On March 12, 2003, Manassas acquired outstanding convertible debentures of the Issuer (the "Debentures") in a principal amount of $5,800,000 with a conversion price of $0.50 per share, subject to customary anti-dilution adjustments, for an aggregate purchase price of $202,500. By their terms the Debentures would be immediately convertible, in whole or in part, into an aggregate of up to 11,600,000 shares of Common Stock.


                               Page 4 of 8 Pages

The funds required for the purchase of the Debentures were obtained from working capital of Manassas.

Item 4.       Purpose of Transaction.

      The Reporting Persons acquired the Debentures (which are convertible into shares of Common Stock) for investment purposes.

      The Reporting Persons have no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) As of the date of this Statement, Manassas may be deemed to beneficially own, directly or indirectly, up to 11,600,000 presently unissued shares of Common Stock potentially issuable upon possible future conversion of the Debentures, which if issued would represent in the aggregate, approximately 63.3% of the outstanding shares of Common Stock, assuming the conversion in full of the Debentures.

      As of the date of this Statement, Mr. Heimendinger, as managing member of Manassas, may be deemed to beneficially own, directly or indirectly, up to 11,746,875 presently unissued shares of Common Stock, including options to acquire an aggregate of 146,875 shares of Common Stock and up to 11,600,000 shares of Common Stock potentially issuable upon possible future conversion of the Debentures held by Manassas, which would represent in the aggregate, approximately 63.6% of the outstanding shares of Common Stock, assuming the conversion in full of the Debentures.

      (b) The Reporting Persons may be deemed to share power to vote and to dispose of 11,600,000 shares of Common Stock. Mr. Heimendinger may be deemed to have sole power to vote and to dispose of 146,875 shares of Common Stock, representing options to purchase.

      (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Persons.


                               Page 5 of 8 Pages

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      The following document is filed as an exhibit hereto and is incorporated herein by reference:

Exhibit 99 - Joint Filing Agreement dated as of March 21, 2003 by and between Manassas Partners LLC and Larry M. Heimendinger.



                               Page 6 of 8 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 21, 2003


                                    MANASSAS PARTNERS LLC


                                    By: /s/ Larry M. Heimendinger
                                       ------------------------------
                                       Name:  Larry M. Heimendinger
                                       Title: Managing Member


                                    /s/ Larry M. Heimendinger
                                    ---------------------------------
                                    LARRY M. HEIMENDINGER



                               Page 7 of 8 Pages

                                                                      EXHIBIT 99

                             Joint Filing Agreement

      Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D and any future amendments thereto (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


Date:  March 21, 2003


                                    MANASSAS PARTNERS LLC


                                    By: /s/ Larry M. Heimendinger
                                       ------------------------------
                                       Name:  Larry M. Heimendinger
                                       Title: Managing Member




                                    /s/ Larry M. Heimendinger
                                    ---------------------------------
                                    LARRY M. HEIMENDINGER